

December 19, 2013

<u>Via E-Mail</u>
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

> **Re:** **Harris Interactive Inc.**
> **Schedule TO-T filed on December 10, 2013**
> **Filed by Nielsen Holdings N.V. and Prime Acquisition Corp.**
> **File No. 5-57893**

Dear Ms. Alpuche:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>Offer to Purchase</u>

1. We note that the announcement regarding the price adjustment may occur on January 21, 2014; however, the offer is scheduled to expire on January 29, 2014. Please advise as to how you intend to comply with Rule 14e-1(b), which requires the tender offer to remain open for at least ten business days from the date that notice of an increase or decrease is first published, sent or given to security holders.

2. We note that it appears that the offer price of $2 is merely an estimate of the final offer price. Please advise as to how you intend to notify security holders of the final offer price, including whether you intend to mail the announcement to security holders.

3. We note that the offer is conditioned on holders of Shares representing 13% or more of the outstanding Shares not having demanded (and not withdrawn) appraisal rights. Since stockholders must deliver a written demand within the later of the "consummation of the Offer" and December 30, 2013, please advise as to how the appraisal condition will be satisfied or waived on or before the expiration of the tender offer.

Summary Term Sheet

4. Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that securities that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by security holders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

Appraisal Rights, page 47

5. Please revise, here or in another appropriate section, to further describe the exercise of appraisal rights, including whether the bidder or Harris Interactive will provide any additional notice describing those rights under the DGCL.

6. We note that stockholders must deliver a written demand within the later of the "consummation of the Offer" and December 30, 2013. Please revise to further describe the timeframe for perfecting any appraisal rights, including whether you mean the expiration of the offer or the acceptance of the tendered securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions